[BCE INC. LOGO]

News Release
For immediate release

BCE SHAREHOLDERS APPROVE ACQUISITION BY TEACHERS’, PROVIDENCE EQUITY AND MADISON
DEARBORN

MONTRÉAL, Québec, September 21, 2007 - BCE Inc. (TSX, NYSE: BCE) today announced that its shareholders overwhelmingly approved the plan of arrangement involving BCE and a consortium led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners and Madison Dearborn Partners. The arrangement involves the acquisition by the consortium of all outstanding common and preferred shares of BCE. Common shareholders will receive $42.75 per share, representing a 40% premium over the average closing price of BCE common shares for the three-month period ending on March 28, 2007, the last trading day before there was public speculation about a possible transaction involving BCE.

The arrangement was approved this morning at a Special Meeting of shareholders by more than 97% of the votes cast by holders of common and preferred shares, voting as a single class, greatly exceeding the required 66 2/3% approval. Of the total outstanding common and preferred shares, 62.5% were voted at the meeting either in person or by proxy. Final audited results will be made available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov in the coming days.

The closing of the transaction is subject to customary conditions, including the receipt of regulatory approvals. The motion seeking a Final Order approving the proposed plan of arrangement is scheduled to be heard by the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal, at the Montréal Courthouse, located at 1 Notre-Dame Street East in Montréal, Québec, in room 16.12, on Wednesday, October 10, 2007, at 9:30 a.m. The transaction is expected to close in the first quarter of 2008. BCE will advise shareholders closer to the time of closing about the procedures for surrendering and receiving payment for their shares.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed acquisition of BCE and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC, Industry Canada and other applicable governmental authorities, (ii) necessary court approval, and (iii) certain termination rights available to the parties under the definitive agreement governing the terms of the transaction. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed transaction could have a material adverse impact on the market price of BCE’s shares. In addition, depending on the circumstances in which the proposed transaction is not completed, BCE could have to pay significant fees and costs as directed by the purchaser.

The forward-looking statements contained in this news release are made as of the date of this release. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the definitive agreement dated June 29, 2007, as well as BCE’s 2007 Second Quarter MD&A dated July 31, 2007 and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

For inquiries, please contact:

Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca